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               SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549
                 ______________________________

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                          (Check One):
           [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
                 [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:  December 31, 1996       SEC File Number 0-9204
[ ] Transition Report on Form 10-K       CUSIP Number 269279 10 5
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] For the Transition Period Ended:

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PART I - REGISTRANT INFORMATION
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                      EXCO RESOURCES, INC.
                    (Full Name of Registrant)

             9400 N. Central Expressway, Suite 1209
             (Address of Principal Executive Office)

Dallas, Texas                                             75231
(City and State)                                       (Zip Code)

Registrant's telephone number including Area Code: (214) 368-2084
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PART II - RULES 12b-25(b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

                       SEE ATTACHMENT III.
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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

     JOSEPH A. HOFFMAN, ESQ.      (214)            761-4779
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           (Name)             (Area Code)     (Telephone Number)
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(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed?
                                        [X]   Yes     [ ]   No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [X]   Yes     [ ]   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                              SEE ATTACHMENT IV(3)

                      EXCO RESOURCES, INC.
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          (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1997         By:  /s/ Charles W. Gleeson
                                   ------------------------
                                   Charles W. Gleeson, President
                                   and Chief Executive Officer

                            ATTENTION
Intentional misstatements or omissions constitute Federal Criminal Violations (see 18 U.S.C. 1001).


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                         ATTACHMENT III
                               TO
                   NOTIFICATION OF LATE FILING
                          OF FORM 10-K
             FOR FISCAL YEAR ENDED DECEMBER 31, 1996



     The Registrant was unable to file, on March 31, 1997, its Annual Report on Form 10-K for the fiscal year ended December 31, 1996 ("Form 10-K") because the Registrant did not receive the reserve report, which includes estimates of its oil and gas reserves at December 31, 1996 and of its future revenues, from Lee Keeling and Associates, Inc., the Registrant's independent petroleum engineers, in sufficient time for the Registrant to complete and finalize its consolidated financial statements, and for the Registrant's auditors, Belew Averitt LLP, to complete its audit of such consolidated financial statements. As a result thereof, the Registrant was unable to timely file its Form 10-K on March 31, 1997. Copies of letters from Lee Keeling and Associates, Inc., the Registrant's independent petroleum engineers, and Belew Averitt LLP, the Registrant's independent accountants, confirming the foregoing are attached hereto to this Attachment III.

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          [LEE KEELING AND ASSOCIATES, INC. LETTERHEAD]


                         March 31, 1997

Mr. Glenn Seitz, Treasurer
EXCO Resources, Inc.
9400 N. Central Expressway, Suite 1209
Dallas, Texas  75231

     RE:  Annual Report on Form 10-K

Dear Mr. Seitz:

     In accordance with notification to the Securities and Exchange Commission (the "Commission") on Form 12b-25 of the inability of EXCO Resources, Inc. (the "Company") to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the undersigned acknowledges that a significant factor in such inability was the timely transfer of necessary data between the Company and the undersigned. Delays in receiving the data caused the reserve report to be delayed. The reserve report contained the required estimates of the oil and gas reserves at December 31, 1996 and estimates of the Company's future reserves.

     You are authorized to attached a copy of this letter as an exhibit to thge Form 12b-25 to be filed with the Commission.

                              Yours very truly,

                              LEE KEELING AND ASSOCIATES, INC.

                              /s/ Lee Keeling and Associates, Inc.


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                   [BELEW, AVERITT LETTERHEAD]




                         March 31, 1997


Mr. Glenn Seitz, Treasurer
EXCO Resources, Inc.
9400 N. Central Expressway, Suite 1209
Dallas, Texas  75231

Re:  Annual Report on Form 10-K

Dear Mr. Seitz:

     In accordance with notification to the Securities and Exchange Commission (the "Commission") on Form 12b-25 of the inability of EXCO Resources, Inc. (the "Company") to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the factors described in the succeeding paragraph make impossible the submission of our report as of a date that will permit timely filing of your 1996 Annual Report on Form 10-K to the Commission.

     Our report cannot be issued at this time as we have not received the completed and finalized financial statements of the Company. The completion of these financial statements has been delayed due to the delay in receiving the reserve report from Lee Keeling and Associates, Inc., the Company's independent petroleum engineers, containing estimates of the Company's oil and gas reserves at December 31, 1996, and estimates of the Company's future revenues.

     You are authorized to attach a copy of this letter as an exhibit to the Form 12b-25 to be filed with the Commission.


                                   Yours very truly,

                                   BELEW, AVERITT & COMPANY

                                   By:  /s/ Eric L. Troutman
                                        -------------------------
                                        Eric L. Troutman, Partner



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                        ATTACHMENT IV(3)
                               TO
                   NOTIFICATION OF LATE FILING
                          OF FORM 10-K
             FOR FISCAL YEAR ENDED DECEMBER 31, 1996



     The Registrant reported a net loss of $328,600, or $.43 per share, for the fiscal year ended December 31, 1996, compared to a net loss of $279,000 for the nine month transition period ended December 31, 1995. The most significant portion of the net loss reported in fiscal 1996, $302,917, or $.40 per share, resulted from costs and related financing activities associated with the attempted acquisition of Taurus Energy Corp. Revenues for fiscal 1996 were $1,049,564 versus $751,384 for the nine month transition period ended December 31, 1995.

     Production for fiscal 1996 was 22,150 barrels of oil and 224,024 Mcf of gas, compared to 18,526 barrels of oil and 181,121 Mcf of gas for the nine month transition period ended December 31, 1995. Average oil and gas prices for fiscal 1996 were $20.42 per barrel of oil and $1.87 per Mcf of gas, respectively, compared to $16.49 per barrel of oil and $1.40 per Mcf of gas, respectively, for the nine month transition period ended December 31, 1995.

     At December 31, 1996, proved (developed and undeveloped) reserves evaluated by the Registrant's independent petroleum engineers were estimated at 168,886 barrels of oil and 4,761,691 Mcf of gas. Gas reserves at December 31, 1996 decreased by 195,193 Mcf or four percent (4%) from the estimated reserves of 4,956,884 Mcf at December 31, 1995, and oil reserves increased by 20,900 barrels or fourteen percent (14%) from the estimated reserves of 147,986 barrels at December 31, 1995. The estimated present net worth of 1996 year-end reserves discounted at ten percent (10%) and based on year-end average constant pricing of $24.39 per barrel of oil and $3.10 per Mcf of gas is $8,319,405 as compared with the 1995 year-end estimated reserve value of $4,004,595 based on average pricing of $18.12 per barrel of oil and $1.72 per Mcf of gas. This 108 percent increase in proved (developed and undeveloped) reserves value resulted primarily from improved oil and gas prices.